
BAKER & McKENZIE

東京青山・青木法律事務所

**Baker & McKenzie GJBJ**
**Tokyo Aoyama Aoki Law Office**
**(Gaikokuho Joint Enterprise)**
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com


05007405


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH. D.C. 213 SECTION

**Asia Pacific**
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**Europe & Middle East**
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**North & South America**
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Washington, DC

FILE NO. 82-4861

April 6, 2005

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

**MegaChips Corporation**

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Notice of Determination of the Particulars of the Issuance of Stock Options (Stock Acquisition Rights) (dated March 22, 2005) (English translation) and
- Notice of Acquisition by the Company of its Own Shares (dated March 31, 2005) (English translation)

Yours very truly,

dw 4/26

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

PROCESSED
APR 2 6 2005
THOMSON FINANCIAL

File No. 82-4861

(Translation)

March 22, 2005

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

## Notice of Determination of the Particulars of the Issuance of Stock Options (Stock Acquisition Rights)

Notice is hereby given that the particulars of the issuance of stock acquisition rights by MegaChips Corporation as stock options, which was resolved at the 14th Ordinary General Meeting of Shareholders held on June 25, 2004 and the meeting of its Board of Directors held on March 10, 2005, were determined on the date hereof, as described below:

Description

1. Date of issuance of stock acquisition rights:

   March 23, 2005 (Wednesday)

2. Amount to be paid in upon exercise of stock acquisition rights:

   ¥1,276 per share

3. Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:

   ¥377,823,600

4. Amount of the issue price of a new share not to be capitalized upon exercise of stock acquisition rights when new shares are issued upon exercise of stock acquisition rights:

   ¥638 per share

<For reference>

1. Date of adoption of resolution by the Board of Directors of the proposition to be submitted to the Ordinary General Meeting of Shareholders: May 14, 2004

2. Date of approval of the proposition at the 14th Ordinary General Meeting of Shareholders: June 25, 2004

- END -

File No. 82-4861

(Translation)

March 31, 2005

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Acquisition by the Company of its Own Shares

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on March 31, 2005, resolved that the Company would acquire its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   To allow management to carry out capital policies with agility in the future, the Company intends to acquire its own shares.

2. Details of the acquisition:

| | |
|---|---|
| (1) Class of shares to be acquired: | Shares of common stock of the Company |
| (2) Total number of shares to be acquired: | (Not exceeding) 500,000 shares<br>(Ratio thereof to the total number of issued shares: 1.9%) |
| (3) Aggregate acquisition prices of shares: | (Not exceeding) ¥700,000,000 |
| (4) Acquisition period: | From April 1, 2005 to April 28, 2005 |
| (5) Method of acquisition: | Purchase on the market established by the Tokyo Stock Exchange |

(For reference)

Number of its own shares held by the Company as of March 31, 2005:

| | |
|---|---|
| Total number of issued shares: | 25,939,217 shares |
| Own shares held by the Company: | 683,493 shares |

- END -